UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•    Stock Exchange Release: Nokia Corporation Financial Calendar for 2024

Stock exchange release	1 (2)

1 December 2023

Nokia Corporation

Stock Exchange Release

1 December 2023 at 8:00 EET

Nokia Corporation Financial Calendar for 2024

Espoo, Finland – In this stock exchange release, Nokia provides its financial calendar for 2024, which includes the planned publication dates of its financial reports.

Planned publication dates for Nokia's financial reports in 2024:

•	report for Q4 2023 and full year 2023: 25 January 2024

•	report for Q1 2024: 18 April 2024

•	report for Q2 2024 and half-year 2024: 18 July 2024

•	report for Q3 2024 and January–September 2024: 17 October 2024

Publication of "Nokia in 2023"

Nokia plans to publish its "Nokia in 2023" annual report, which includes the review by the Board of Directors and the audited annual accounts, during the week starting on 26 February 2024.

Nokia's Annual General Meeting

Nokia's Annual General Meeting 2024 is planned to be held on 3 April 2024.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

www.nokia.com

Stock exchange release	2 (2)

1 December 2023

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2023		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer